

November 14, 2014

Via E-mail
Gary Friedman
Chairman and Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

> **Re:** **Restoration Hardware Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed March 31, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 15, 2014**
> **Form 10-Q for the Quarterly Period Ended August 2, 2014**
> **Filed September 11, 2014**
> **File No. 001-35720**

Dear Mr. Friedman:

We have reviewed your response dated October 14, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Fiscal 2013 Compared to Fiscal 2012, page 47

Net revenues, page 47

1. We note your response to comment 1 in our letter dated September 30, 2014. We also note that during fiscal 2013 you consistently disclosed operating metrics for "catalogs

circulated" and "catalog pages circulated" for your Direct revenue stream. We believe it is important to provide your investors with a balanced discussion of any operating metrics you present. Such a balanced discussion should clearly correlate the metric presented to its impact on your results of operations, particularly in an extreme example like this where your catalog metrics moved in the opposite direction of the related revenue stream. We believe this disclosure provides important context necessary for your investors to understand the metric. Please tell us how the disclosures in your Form 10-K met this objective. Also tell us in more detail management's view of how you were able to increase Direct revenue by 33% in the same year that you reduced your catalogs by over 50% and why the reduction in catalogs appears to have had no impact on your revenue.

Definitive Proxy Statement on Schedule 14A Filed May 15, 2014

Performance-Based Annual Cash Incentives, page 27

2. We note your response to comment 5 in our letter dated September 30, 2014. We also note that you disclose your adjusted EBITDA objectives at each level as a percentage and your results as a percentage. However, you do not appear to have disclosed the actual dollar amount of your adjusted EBITDA objectives to be achieved for your named executive officers to earn each level of bonus under your Management Incentive Program and your actual dollar amount adjusted EBITDA performance. Please revise your disclosure to disclose the actual dollar amounts. Please note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Form 10-Q for the Quarterly Period Ended August 2, 2014

Notes to Condensed Consolidated Financial Statements, page 6

Note 13 – Commitments and Contingencies, page 12

Contingencies, page 13

3. We note your response to comment 8 in our letter dated September 30, 2014, regarding the class action suit filed on October 21, 2008 against Restoration Hardware, Inc. Please clarify the following points:

- You state that as of March 31, 2014, the filing date of the company's Form 10-K for the fiscal year ended February 1, 2014, you had a reserve in place for the Hernandez case. Please confirm our assumption that this reserve was included in the financial statements for the year ended February 1, 2014, or explain this to us in more detail.

- We note you concluded that this reserve did not warrant separate disclosure in your Form 10-K as it was less than 1% of total liabilities and SG&A expense for fiscal 2013. Please also tell us how you evaluated the materiality of this reserve in comparison to a profitability measure, such as pre-tax income, as it does not appear appropriate to limit your materiality analysis to consideration of total liabilities and SG&A expense.

- Please also tell us if the $9.2 million was the total settlement amount or was incremental to the previously recorded reserve. If $9.2 million was not the total settlement amount, please tell us the total settlement amount.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Three Months Ended August 2, 2014 Compared to Three Months Ended August 3, 2013, page 17

4. Your response to comment 10 in our letter dated September 30, 2014 indicates that you do not believe that you are experiencing a sustained period of slowing rates of revenue growth. However, in your response you provided substantive reasons as to why your growth in the first half of 2014 has been lower than the revenue growth you experienced in the first half of 2013. We believe that these descriptions are material to understanding your results of operations as compared to the prior period. Please revise future filings to disclose information about any significant short-term or long-term changes in your revenue growth rate similar to that provided to us in your response. We remind you that one of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing both a short and long-term analysis of the business.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342 if you have questions regarding any other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief